**Mail Stop 4561**

December 23, 2008

Betty Soumekh
Chief Executive Officer
Excel Global, Inc.
816 South Robertson Blvd.
Los Angeles, CA 90035

> **Re:** **Excel Global, Inc.**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 12, 2008**
> **File No. 333-150462**

Dear Ms. Soumekh:

This is to advise you that a preliminary review of the above-referenced post-effective amendment indicates that it fails in several material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of Form S-1. For this reason, we will not perform a detailed examination of the post-effective amendment, and we will not issue any comments other than those provided below because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

General

1. You indicate on the facing page and elsewhere that you are filing this post-effective amendment pursuant to Rule 462(c) under the Securities Act of 1933. You do not appear eligible, however, to rely on Rule 462(c) in connection with this filing, given that (i) the offering of securities pursuant to the registration statement is complete, as stated in your cover letter, and (ii) you have made substantive changes to the prospectus previously filed as part of the effective registration statement, other than price-related information omitted pursuant to Rule 430A. Please revise your filing to remove the indications that it is being made pursuant to Rule 462(c), or advise.

2. Your post-effective amendment consists of updated financial statements and management's discussion and analysis, and purports to incorporate by reference the contents of the effective registration statement, as amended. Please revise to include a complete copy of the prospectus, as amended. See Rule 472(b) under the Securities Act. Further, the basis upon which you purport to incorporate the contents of the effective registration statement and amendments thereto is unclear. The circumstances under which incorporation by reference into a prospectus is permitted are narrow and must be in

compliance with Rule 411(a) under the Securities Act. It does not appear that such circumstances exist here to permit you to incorporate by reference the contents of the effective registration statement. Please revise your filing as appropriate, or advise.

\*\*\*

You are advised that we will not declare the post-effective amendment effective in its present form and that, should the filing become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. Upon receipt of a response to our comments above and an amended registration statement, we will review the registration statement and may have additional comments at that time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please contact Katherine Wray at (202) 551-3483. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,


Mark P. Shuman
Branch Chief – Legal


cc:     Via Facsimile (303) 482-2731
        Jody M. Walker, Esq.
        Telephone: (303) 850-7637